300 North LaSalle Chicago, Illinois 60654
Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200
July 23, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Shehzad Niazi

Re:	Gordmans Stores, Inc.
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-166436), filed July 23, 2010

Gentlemen:

Gordmans Stores, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 3 to its Registration Statement on
Form S-1.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 19, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on June 30, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the amended Registration Statement.

Summary, page 1

1.	We note your revised disclosure in response to comment one of our letter dated June 22, 2010. Please also refer to comment seven of our letter dated May 27, 2010. Revise the bottom of page one to provide a balanced description of your competitive position and, to the extent you retain references to “everyday savings up to 60% off department and specialty store regular prices,” provide a basis for this statement. It is unclear, for example, if you or an independent party has conducted pricing surveys involving you and your competitors. Similarly, it is unclear whether and why you believe your competitors

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do not also “seek to negotiate the best up-front net pricing, by taking a lower mark-up on merchandise due to [a] low price philosophy, and by employing a variety of opportunistic merchandise procurement strategies.”

Response: In response to the Staff’s comments, the Company has revised pages 1 and 54 to provide a more balanced description of our competitive position.

Contractual Obligations, page 49

2.	At May 1, 2010 the table presents $70 in variable rate note payable including projected interest yet the balance sheet presents $667. Please reconcile the reason for this difference.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that in the contractual obligations table, the $70 refers to capital lease amortization plus projected interest. The consolidated balance sheet shows a balance of $68, which is the principal amount. The remaining $2 represents interest and is included in accrued expenses. The $749 in the < 1 year column refers to the obligation on the existing variable rate note payable plus projected interest. The consolidated balance sheet shows a balance of $667, which is the principal amount. The remaining $82 represents accrued interest and is included in accrued expenses.

Business, page 53

Industry, page 61

3.	We note your additional disclosure in the first paragraph of page 62 regarding your competitive position based on certain factors. Please provide analyses with respect to the “quality” and “location” factors or advise.

Response: In response to the Staff’s comments, the Company has revised page 62 to provide analysis with respect to the “quality” and “location” factors.

Compensation Discussion and Analysis, page 69

4.

We note your response to prior comment 13 and the addition of certain numerical details to the last paragraph of page 73. To the extent material, explain how your board of directors decided to provide a 37% increase over the maximum target award, as opposed to other possible percentages. It is unclear how “the discretion of [y]our President and Chief Executive Officer and/or Board of Directors” is exercised when deciding whether to grant awards in excess of the maximum. Please disclose the principal factors your

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July 23, 2010

CEO and board of directors used or will use in determining what level company performance must exceed the maximum target performance to approve an increase in the maximum bonus.

Response: In response to the Staff’s comments, the Company has revised page 74 to describe how the CEO and board of directors determined the increase in bonus payments and the maximum target performance threshold.

Equity Incentives, page 74

5.	We note that you will enter into option termination agreements. Please tell us whether you expect to record any additional compensation expense as a result of the option termination agreements.

Response: In response to the Staff’s comments, the Company has revised page 74 to reflect that it does not expect to record any additional compensation expense.

Certain Relationships and Related Party Transactions, page 88

Leases with Related Parties, page 90

6.	Please provide the names of the “certain stockholders” who were partial owners of A.G. Realty. Also, please include the aggregate amount of all periodic payments or installments due on or after the beginning of your last fiscal year, including any required or optional payments due during or at the conclusion of the lease. See Instruction 3(a) to Item 404(a) of
Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised page 90 to include the names of the stockholders of A.G. Realty and the aggregate amount of periodic payments due after fiscal year 2009.

Note L. Stock Option Plans, page F-19

7.

We note from your response to comment 22 in our letter dated June 22, 2010 that you used a 30% lack of marketability discount and did not decrease the discount since all options have certain restrictions. These restrictions (i.e., exercise only allowed when the holder leaves the Company, there is change in control, or the option reaches its contractual term of eight years) appear to be performance or service conditions that affect vesting and should not be reflected in the estimate of fair value of the option at grant date. FASB ASC 718-10-30-10 sets forth that these restrictions should be reflected in estimating the option’s expected term and pre-vesting forfeitures. Please revise your

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July 23, 2010

estimate of fair value of stock options granted to reflect the effect of the performance or service conditions in your determination of the expected term rather than your determination of the intrinsic value of the stock option within your Black-Scholes model.

Response: The Company respectfully acknowledges the Staff’s comments and informs the Staff that it does not believe the restrictions on the exercise of these awards qualify as performance or service conditions that affect vesting as described in FASB ASC 718-10-30-10. The Company believes the appropriate service period is the period over which the employees must render service in order to earn the rights to the awards, which is an explicit service period of five years included in the agreements. The restrictions referred to only apply during the period after the employee is vested in the awards but prior to their termination of employment. Therefore, after vesting in an award the employee could terminate employment and retain their rights in the vested awards without any remaining service being required from the employee after the vesting date. Conversely, if the employee were to terminate employment prior to vesting they would forfeit any unvested awards at that time. These post-vesting restrictions would therefore only limit the ability to exercise the awards for current employees. The lack of marketability discount was applied to the value of the underlying stock since any stock received as a result of exercising the stock option would represent an interest in a private company, and liquidation of such stock would be limited to a future change in control of the company or initial public offering. In the Black-Scholes model the post-vesting restrictions were considered in determining the expected term of the option, which was estimated to be five years. The expected term of five years was determined based on the Company’s analysis of how long Sun Capital would continue to own the Company. Therefore the Company believes its calculation of the fair value of the stock options is appropriate.

8.	Conversely to the treatment of performance/service conditions, a lack of marketability discount would be reflected in the estimate of fair value of the option. Please tell us the portion of the 30% total discount, if any, that is attributed to a lack of marketability discount and provide support for not decreasing such a discount as you neared an initial public offering.

Response: The Company respectfully acknowledges the Staff’s comments and informs the Staff that the 30% discount is all attributed to a lack of marketability of the underlying common stock rather than of the options, and was applied to the underlying stock value in determining the value of the option. Further, because the options granted in the first quarter of fiscal year 2010 were granted a month prior to filing the Company’s initial Registration Statement, the Company did not reduce the marketability discount. Thus, at the date of grant the same marketability discount was used as in previous years since an initial public offering was not assured. However, had the marketability discount

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been reduced to zero the additional compensation expense in first quarter would have been approximately $7,000, which the Company believes to be immaterial. Based on the events subsequent to the date of grant, the Company will reduce the marketability discount to zero and will adjust compensation expense prospectively for the options granted in March 2010.

9.	We note in the first paragraph on page F-21 that options vested no later than five years from the date of grant. In your response to comment 22 of our letter dated June 22, 2010 you cited that the options may be exercised when the holder leaves the company, a change of control occurs or the end of the contractual term of the option. Please tell us how you applied FASB ASC 718-10-35-2 in determining the requisite service period over which compensation cost should be recognized. In your response, please address FASB ASC 718-10-55-86 to 55-88 in assessing whether the provision that the options are vested upon when the holder leaves the Company (which is outside the Company’s control) means that the explicit service condition is nonsubstantive and the award’s entire fair value should be recognized as compensation cost on the grant date.

Response: The Company respectfully acknowledges the Staff’s comments and requests that the Staff refer to our response to comment 7 above. Further, the Company believes that the vesting of these awards at 20% each year is a substantive feature in accordance with the literature you reference above because the employees are required to provide service over the five year term in order to vest in the options. The employee only retains the vested portions of the options if they terminate employment or a change of control occurs. The Company believes the substantive nature of the vesting term can be illustrated by the ability of an employee to retain 20%, 40%, 60% or 80% of their awards if they terminate employment after completing one, two, three or four years of service, respectively. Thus, if the employee terminates their employment prior to vesting subsequent options are forfeited.

10.	We note from your response to comment 22 in our letter dated June 22, 2010 that options may be exercised only when the holder leaves the company, a change of control occurs or the end of the contractual term of the option is reached. Please reconcile this with the disclosure on page 74 that states that the options vest 20% annually over five years.

Response: The Company respectfully acknowledges the Staff’s comments and requests that the Staff refer to our response to comments 7 and 9 above. Vesting occurs over a five year period, but exercise of vested options may only occur upon termination of employment, a change of control or the end of the contractual term of the option.

11.	We note in the first paragraph on page F-21 that options were granted at prices computed to be below fair market value on the date of grant. Please clarify whether the

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amount the options were “in-the-money” at the date of grant was equal to the marketability discount or an amount in excess of the marketability discount.

Response: In response to the Staff’s comment, the Company has revised Note L on page F-21 to clarify that the options were issued “in-the-money.” Further, the Company respectfully informs the Staff that 93% of the options were in-the-money by an amount in excess of the marketability discount.

12.	We note in the first paragraph on page F-21 that options had ten-year contractual terms. Please reconcile the term with that presented in your response to comment 22 of our letter dated June 22, 2010 of eight years.

Response: The Company respectfully acknowledges the Staff’s comments and informs the Staff that the although our prior comment 22 presented eight years as the approximate number of years remaining in the contractual term on the initial options that were granted in 2008, the ten-year total contractual term stated on page F-21 is correct.

13.	Please disclose the restrictions associated with the options granted and the period over which you recognize compensation cost attributed to the options.

Response: In response to the Staff’s comment, the Company has revised Note L on page F-21 to disclose the restrictions associated with the options granted.

Condensed Statements of Operations (unaudited), page F-23

14.	We note page 25 discloses that in June 2010 you issued a special $20.0 million aggregated dividend or $20 per common share issued and outstanding common stock. In light of the fact this dividend exceeds net income for the 13 week period ended May 1, 2010 and the year ended January 30, 2010 please tell us your consideration of the requirement to present pro forma balance sheet and earnings per share for the latest fiscal year and interim period. See SAB Topic I.B.3.

Response: In response to the Staff’s comments, the Company has revised pages F-2, F-23 and F-24 to reflect the treatment of the dividend under SAB Topic I.B.3.

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Notes to Condensed Consolidated Interim Financial Statements (Unauditied), page F-26

F. Subsequent Events, page F-30

15.	Please revise your discussion to disclose the $20.0 million per common share dividend paid to shareholders in June 2010.

Response: In response to the Staff’s comment, the Company has revised page F-30 to include the dividend paid in June 2010.

Exhibits

16.	We note your response to prior comment 26 indicating that the grids referenced in the employment agreement “are no longer in effect.” Please advise us on what basis you believe the performance grids, which appear to be part of the employment contract, are not required to be filed under Item 601(b)(10).

Response: In response to the Staff’s comment, the Company has filed with Exhibit 10.2 the grid referenced therein.

17.	We note that exhibits 2.1, 10.9, 10.13, 10.14, 10.16, 10.32 and 10.33 are missing schedules, attachments or exhibits. Please file such exhibits in their entirety with your next amendment.

Response: In response to the Staff’s comment, the Company has filed the schedules, attachments or exhibits, as applicable, to Exhibits 10.9, 10.13, 10.14, 10.16 and 10.32.

With respect to Exhibit 2.1, the Company respectfully advises the Staff that pursuant to Item 601(b)(2) of Regulation S-K the Company is not required to file the schedules thereto, but will furnish supplementary a copy of any omitted schedule to the Staff upon request. With respect to Exhibit 10.33, references therein are to schedules that do not yet exist as the document will not become effective until the completion of the offering.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments

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as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:	Jeffrey J. Gordman
Gordman Stores, Inc.

W. Morgan Burns
Faegre & Benson LLP